SECURITIES AND EXCHANGE COMMISSION
        SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                            TrizecHahn Corporation
-------------------------------------------------------------------------------
                               (Name of Issuer)


                           Subordinate Voting Shares
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   896938107
-------------------------------------------------------------------------------
                                (CUSIP Number)

                           Jeremiah W. O'Connor, Jr.
                              The O'Connor Group
                                399 Park Avenue
                              New York, NY 10022
                                (212) 308-7700

                                with a copy to:

                             Roger D. Turner, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 May 31, 2000
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Amendment)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box o.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896938107

   1      Name of Reporting Persons
          IRS Identification Nos. of Above Persons (entities only)

          Argo TZH Shareholdings, LLC
          06-1577882

   2      Check the Appropriate Box if a Member of a Group              (a) [ ]
          (See Instructions)                                            (b) [ ]

   3      SEC Use Only

   4      Source of Funds

          OO

   5      Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                    [ ]

   6      Citizenship or Place of Organization

          Delaware

-------------------------------------------------------------------------------

                              7      Sole Voting Power
        Number of
          Shares                     9,887,811
       Beneficially
      Owned by Each
        Reporting
       Person with

                              8      Shared Voting Power


                              9      Sole Dispositive Power

                                     9,887,811

                             10      Shared Dispositive Power

-------------------------------------------------------------------------------

   11     Aggregate Amount Beneficially Owned by Each Reporting Person

          9,887,811

   12     Check Box If the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                                 [ ]

   13     Percent of Class Represented by Amount in Row (11)

          6.56%, based on the number of Subordinated Voting Shares outstanding as of February 29, 2000

   14     Type of Reporting Person (See Instructions)

          PN

-------------------------------------------------------------------------------

CUSIP No. 896938107

   1      Name of Reporting Persons
          IRS Identification Nos. of Above Persons (entities only)

          Argo Partnership, L.P.
          13-3747194

   2      Check the Appropriate Box if a Member of a Group            (a)   [ ]
          (See Instructions)                                          (b)   [ ]

   3      SEC Use Only

   4      Source of Funds

          OO

   5      Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                    [ ]

   6      Citizenship or Place of Organization

          Delaware

-------------------------------------------------------------------------------

                              7      Sole Voting Power
        Number of
          Shares                     9,887,811
       Beneficially
      Owned by Each
        Reporting
       Person with

                              8      Shared Voting Power


                              9      Sole Dispositive Power

                                     9,887,811

                             10      Shared Dispositive Power

-------------------------------------------------------------------------------

   11     Aggregate Amount Beneficially Owned by Each Reporting Person

          9,887,811

   12     Check Box If the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                                 [ ]

   13     Percent of Class Represented by Amount in Row (11)

          6.56%, based on the number of Subordinated Voting Shares outstanding as of February 29, 2000

   14     Type of Reporting Person (See Instructions)

          PN

CUSIP No. 896938107

   1      Name of Reporting Persons
          IRS Identification Nos. of Above Persons (entities only)

          Argo Management Company, L.P.
          13-3751561

   2      Check the Appropriate Box if a Member of a Group            (a)   [ ]
          (See Instructions)                                          (b)   [ ]

   3      SEC Use Only

   4      Source of Funds

          AF

   5      Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                    [ ]

   6      Citizenship or Place of Organization

          Delaware

-------------------------------------------------------------------------------

                              7      Sole Voting Power
        Number of
          Shares                     9,887,811
       Beneficially
      Owned by Each
        Reporting
       Person with

                              8      Shared Voting Power


                              9      Sole Dispositive Power

                                     9,887,811

                             10      Shared Dispositive Power

-------------------------------------------------------------------------------

   11     Aggregate Amount Beneficially Owned by Each Reporting Person

          9,887,811

   12     Check Box If the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                                 [ ]

   13     Percent of Class Represented by Amount in Row (11)

          6.56%, based on the number of Subordinated Voting Shares outstanding as of February 29, 2000

   14     Type of Reporting Person (See Instructions)

          PN

CUSIP No. 896938107

   1      Name of Reporting Persons
          IRS Identification Nos. of Above Persons (entities only)

          O'Connor Capital Partners, L.P.
          13-3747190

   2      Check the Appropriate Box if a Member of a Group           (a)    [ ]
          (See Instructions)                                         (b)    [ ]

   3      SEC Use Only

   4      Source of Funds

          AF

   5      Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                    [ ]

   6      Citizenship or Place of Organization

          Delaware

-------------------------------------------------------------------------------

                              7      Sole Voting Power
        Number of
          Shares                     9,887,811
       Beneficially
      Owned by Each
        Reporting
       Person with

                              8      Shared Voting Power


                              9      Sole Dispositive Power

                                     9,887,811

                             10      Shared Dispositive Power

-------------------------------------------------------------------------------

   11     Aggregate Amount Beneficially Owned by Each Reporting Person

          9,887,811

   12     Check Box If the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                                 [ ]

   13     Percent of Class Represented by Amount in Row (11)

          6.56%, based on the number of Subordinated Voting Shares outstanding as of February 29, 2000

   14     Type of Reporting Person (See Instructions)

          PN

CUSIP No. 896938107

   1      Name of Reporting Persons
          IRS Identification Nos. of Above Persons (entities only)

          O'Connor Capital Incorporated
          13-3708170

   2      Check the Appropriate Box if a Member of a Group            (a)   [ ]
          (See Instructions)                                          (b)   [ ]

   3      SEC Use Only

   4      Source of Funds

          AF

   5      Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e                                     [ ]

   6      Citizenship or Place of Organization

          Delaware

-------------------------------------------------------------------------------

                              7      Sole Voting Power
        Number of
          Shares                     9,887,811
       Beneficially
      Owned by Each
        Reporting
       Person with

                              8      Shared Voting Power


                              9      Sole Dispositive Power

                                     9,887,811

                             10      Shared Dispositive Power

-------------------------------------------------------------------------------

   11     Aggregate Amount Beneficially Owned by Each Reporting Person

          9,887,811

   12     Check Box If the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                                 [ ]

   13     Percent of Class Represented by Amount in Row (11)

          6.56%, based on the number of Subordinated Voting Shares outstanding as of February 29, 2000

   14     Type of Reporting Person (See Instructions)

          CO

CUSIP No. 896938107

   1      Name of Reporting Persons
          IRS Identification Nos. of Above Persons (entities only)

          J.W. O'Connor & Co. Incorporated
          13-3165788

   2      Check the Appropriate Box if a Member of a Group            (a)   [ ]
          (See Instructions)                                          (b)   [ ]

   3      SEC Use Only

   4      Source of Funds

          AF

   5      Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                    [ ]

   6      Citizenship or Place of Organization

          Delaware

-------------------------------------------------------------------------------

                              7      Sole Voting Power
        Number of
          Shares                     9,887,811
       Beneficially
      Owned by Each
        Reporting
       Person with

                              8      Shared Voting Power


                              9      Sole Dispositive Power

                                     9,887,811

                             10      Shared Dispositive Power

-------------------------------------------------------------------------------

   11     Aggregate Amount Beneficially Owned by Each Reporting Person

          9,887,811

   12     Check Box If the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                                 [ ]

   13     Percent of Class Represented by Amount in Row (11)

          6.56%, based on the number of Subordinated Voting Shares outstanding as of February 29, 2000

   14     Type of Reporting Person (See Instructions)

          CO

CUSIP No. 896938107

   1      Name of Reporting Persons
          IRS Identification Nos. of Above Persons (entities only)

          Jeremiah W. O'Connor, Jr.

   2      Check the Appropriate Box if a Member of a Group           (a)    [ ]
          (See Instructions)                                         (b)    [ ]

   3      SEC Use Only

   4      Source of Funds

          AF

   5      Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                    [ ]

   6      Citizenship or Place of Organization

          United States

-------------------------------------------------------------------------------

                              7      Sole Voting Power
        Number of
          Shares                     9,887,811
       Beneficially
      Owned by Each
        Reporting
       Person with

                              8      Shared Voting Power


                              9      Sole Dispositive Power

                                     9,887,811

                             10      Shared Dispositive Power

-------------------------------------------------------------------------------

   11     Aggregate Amount Beneficially Owned by Each Reporting Person

          9,887,811

   12     Check Box If the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                                 [ ]

   13     Percent of Class Represented by Amount in Row (11)

          6.56%, based on the number of Subordinated Voting Shares outstanding as of February 29, 2000

   14     Type of Reporting Person (See Instructions)

          IN

Item 1.   Security and Issuer

          This Amendment No. 2 to Statement on Schedule 13D (as amended, the "Statement"), amends the Statement on Schedule 13D previously filed by the Reporting Persons (as defined in Item 2), relating to the Subordinate Voting Shares of TrizecHahn Corporation, a corporation organized under the laws of Ontario, Canada (the "Company"). The principal executive offices of the Company are located at BCE Place, 181 Bay Street, Suite 3900, Toronto, Ontario, Dominion of Canada M5J 2T3.

Item 2.   Identity and Background

          No change.


Item 3.   Source and Amount of Funds or Other Consideration

          No change.


Item 4.   Purpose of Transaction

          The 9,887,811 Subordinated Voting Shares of the Company (the "Shares") were acquired for investment purposes and the Shares continue to be held by Argo TZH Shareholdings, LLC ("Shareholdings") for such purpose. Mr. O'Connor and Mr. Thomas S. Quinn III are members of the Company's Board of Directors as representatives of Shareholdings. The current term of the directorship of Mr. O'Connor will expire in 2003 and the current term of the directorship of Mr. Quinn will expire in 2002. Shareholdings does not have any contractual or other right to designate any successors or replacements of such directors.

          As of May 31, 2000, certain members of Shareholdings have elected to redeem their membership interests in Shareholdings and in connection therewith Shareholdings has distributed to such members as of May 31, 2000 an aggregate of 6,328,910 Shares from the 16,216,721 Shares previously owned by it, leaving an aggregate of 9,887,811 Shares owned by Shareholdings. Such distribution was effected pursuant to the limited liability company agreement of Shareholdings, and the consideration therefor was the complete redemption of the membership interests in Shareholdings held by the electing members. It is possible that additional members of Shareholdings will make similar elections from time to time but as of May 31, 2000 no other additional members of Shareholdings have done so.

          It is possible that members of Shareholdings that receive Shares pursuant to the elections described herein will acquire their Shares for purposes other than investment purposes, and that the reporting requirements and transfer restrictions, if any, applicable to such members with respect to such Shares will differ from those applicable to the Reporting Persons.

Item 5.   Interest in Securities of the Issuer

          (a)-(b) Each of the Reporting Persons is the beneficial owner of the Shares, which represent approximately 6.56% of the outstanding Subordinated Voting Shares of the Company (based upon the number of Subordinated Voting Shares outstanding on February 29, 2000). Shareholdings has the sole power to vote and dispose of the Shares and each of the other Reporting Persons has the sole power to direct the vote and disposition of the Shares.

          (c)-(d) Except as set forth herein, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule 1 hereto, beneficially owns or has a right to acquire directly or indirectly any securities of the Company. None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on
Schedule 1 hereto has effected any transactions in the securities of the Company during the past 60 days except as set forth in Item 4 of this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          No change.

Item 7.   Material to Be Filed as Exhibits

          None.


                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  June 9, 2000


                                    ARGO TZH SHAREHOLDINGS, LLC

                                    By:   ARGO MANAGEMENT COMPANY, L.P., its
                                          Manager,

                                    By:   O'CONNOR CAPITAL PARTNERS, L.P., its
                                          General Partner,

                                    By:   O'CONNOR CAPITAL INCORPORATED, its
                                          General Partner,

                                    By:
                                          /s/ Jeremiah W. O'Connor, Jr.
                                          -------------------------------------
                                          Name:  Jeremiah W. O'Connor, Jr.
                                          Title: Chairman and Chief Executive
                                                 Officer



                                    ARGO PARTNERSHIP, L.P.,

                                    By:   ARGO MANAGEMENT COMPANY, L.P., its
                                          General Partner,

                                    By:   O'CONNOR CAPITAL PARTNERS, L.P., its
                                          General Partner,

                                    By:   O'CONNOR CAPITAL INCORPORATED, its
                                          General Partner,

                                    By:
                                          /s/ Jeremiah W. O'Connor, Jr.
                                          -------------------------------------
                                          Name:  Jeremiah W. O'Connor, Jr.
                                          Title: Chairman and Chief Executive
                                                 Officer

                                    ARGO MANAGEMENT COMPANY, L.P.,

                                    By:    O'CONNOR CAPITAL PARTNERS, L.P., its
                                           General Partner,

                                    By:    O'CONNOR CAPITAL INCORPORATED, its
                                           General Partner,

                                    By:
                                           /s/ Jeremiah W. O'Connor, Jr.
                                           ------------------------------------
                                           Name:  Jeremiah W. O'Connor, Jr.
                                           Title: Chairman and Chief Executive
                                                  Officer


                                     O'CONNOR CAPITAL PARTNERS, L.P.,

                                     By:   O'CONNOR CAPITAL INCORPORATED, its
                                           General Partner,

                                     By:
                                           /s/ Jeremiah W. O'Connor, Jr.
                                           ------------------------------------
                                           Name:  Jeremiah W. O'Connor, Jr.
                                           Title: Chairman and Chief Executive
                                                  Officer


                                      O'CONNOR CAPITAL INCORPORATED,

                                      By:
                                           /s/ Jeremiah W. O'Connor, Jr.
                                           ------------------------------------
                                           Name:  Jeremiah W. O'Connor, Jr.
                                           Title: Chairman and Chief Executive
                                                  Officer


                                      J.W. O'CONNOR & CO. INCORPORATED,

                                      By:
                                           /s/ Jeremiah W. O'Connor, Jr.
                                           ------------------------------------
                                           Name:  Jeremiah W. O'Connor, Jr.
                                           Title: Chairman and Chief Executive
                                                 Officer


                                           /s/ Jeremiah W. O'Connor, Jr.
                                           ------------------------------------
                                           Jeremiah W. O'Connor, Jr.

                                                                    SCHEDULE 1


     Directors and Executive Officers of J.W. O'Connor & Co. Incorporated
     --------------------------------------------------------------------


          The name, present principal occupation and business address of each of the directors and executive officers of J.W. O'Connor & Co. Incorporated ("OCINC") are set forth below. Each of the directors and executive officers of OCINC is a United States citizen.

      Name                Present Principal Occupation        Business Address
      ----                ----------------------------        ----------------
Jeremiah W. O'Connor, Jr  Director and Chairman of the        399 Park Avenue
                          Board of OCINC.                     New York, NY  10022
Thomas E. Quinn           Executive Vice President and Chief  399 Park Avenue
                          Financial Officer of OCINC.         New York, NY  10022
Irwin J. Blitt            Private Investor                    8900 State Line
                                                              Leawood, KS  66206
Lynn Davenport            Senior Vice President and Chief     7620 Market Street
                          Financial Officer of The Edward J.  Youngstown, OH  44515-9128
                          DeBartolo Corporation
William O'Connor          Vice President of O'Connor Global   60 Victoria Embankment
                          Services Limited                    London, EC4Y 0JP
                                                              ENGLAND

Bruce J. McCowan          Private Investor                    Cinco Avenida Sur #19
                                                              Antigua, Guatemala

Roger D. Turner           Partner, Cravath, Swaine & Moore    825 Eighth Avenue
                                                              New York, NY  10019